Kontakt

www.linkedin.com/in/malte-
niebelschuetz (LinkedIn)
www.shore-buddies.com
(Company)
www.labtimizer.com (Company)

Top-Kenntnisse

Project Management
Business Development
Strategy

Malte Niebelschuetz

CEO Shore Buddies - Social Entrepreneur, ChangeMaker
San Diego

Zusammenfassung

- Business Development
- Brand Development
- Entrepreneur
- Start ups
- Project management
- Sustainability
- Non Profits

_____

Berufserfahrung

Shore Buddies
Founder and CEO
Februar 2014 - Present (8 Jahre 6 Monate)
Großraum San Diego und Umgebung

Shore Buddies are made from recycled plastic bottles

$1 for the Ocean donated from every purchase

www.shore-buddies.com

$1 for the Ocean
Founder
März 2016 - Present (6 Jahre 5 Monate)
San Diego

$1 for the Ocean's mission is to build, support and promote a powerful network
of businesses and nonprofit organizations who are committed to ocean
protection which will allow consumers to make ocean friendly choices with their
wallets.

www.onedollarfortheocean.org

Labtimizer
CEO
Februar 2012 - Dezember 2019 (7 Jahre 11 Monate)

- Laboratory Management

- Process Optimization

- Knowledge Management

- Inventory Management

- Ordering and Procurement

- Team Collaboration

Rheinmetall AG
Lead Architect Intranet and Collaboration
November 2008 - Juli 2011 (2 Jahre 9 Monate)

- Knowledge Management

- Intranet Portal

- Team Collaboration

- CMS, SAP, IBM Lotus

Deutsche Telekom / T - Systems
Project Manager / Presales Consultant
Oktober 2004 - September 2008 (4 Jahre)
Germany

- VoIP

- MPLS

- Cisco

- Network

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Ausbildung

Fachhochschule Nordakademie Elmshorn
Diploma in Business Informatics, Wirtschaftsinformatik · (2004 - 2008)